Dreyfus Municipal Bond Fund

SEMIANNUAL REPORT February 29, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Municipal Bond Fund covers the six-month period from September 1, 2003, through February 29, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Paul Disdier.

The municipal bond market ended the reporting period with the same strong performance and underpinnings with which it began. In fact, despite a rising stock market, historically low tax-exempt yields and stubborn fiscal pressures affecting many states and municipalities, investor demand for tax-exempt securities has remained robust, supporting bond prices. While the strengthening U.S. economy continues to suggest to us that short-term interest rates are likely to rise at some point in the future, the timing of such a move and its implications for municipal bonds of various types and maturities are far from certain.

Should you revise your tax-exempt income strategies if the economy strengthens further? The answer depends on your current needs and tax situation, future goals and the level of diversification across the various asset classes in your overall investment portfolio. As always, we encourage you to talk with your financial advisor regularly about these issues and the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2004



DISCUSSION OF FUND PERFORMANCE

Paul Disdier, Senior Portfolio Manager

How did Dreyfus Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund achieved a total return of 6.73%.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.52% for the same period.[2] In addition, the average total return for all funds reported in the Lipper General Municipal Debt Funds category was 6.44%.[3]

The municipal bond market recovered gradually during the reporting period from the steep market decline that occurred in the summer of 2003, just before the reporting period began. The fund's focus on intermediate-term securities, where the rebound was particularly strong, enabled it to produce a higher return than its benchmark and Lipper category average.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital.

To pursue this goal, the fund normally invests substantially all of its net assets in municipal bonds that provide income exempt from federal income tax. The fund will invest at least 75% of its assets in municipal bonds rated A or better or the unrated equivalent as determined by Dreyfus. The fund may invest up to 25% of its assets in municipal bonds rated below A or the unrated equivalent as determined by Dreyfus, including bonds rated below investment-grade quality ("high-yield" or "junk" bonds). The dollar-weighted average maturity of the fund's portfolio is not restricted, but normally exceeds 10 years.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Just before the reporting period began, municipal bonds suffered a sharp decline amid signs that the U.S. economy was growing more robustly. Over the next six months, tax-exempt bond prices recovered gradually, as a persistently weak labor market and the absence of inflationary pressures allowed the Federal Reserve Board (the "Fed") to maintain short-term interest rates near historically low levels. In addition, a strengthening economy was expected to produce better fiscal conditions for many states and municipalities that previously had seen tax revenues fall short of budgeted projections.

Bonds in the intermediate-term maturity range generally participated in the market rally to a greater degree than bonds with shorter or longer maturities. In addition, intermediate-term bonds benefited from the effects of "roll down" at year-end, a phenomenon in which bond prices appreciate as they move closer to their final maturities. The fund held more intermediate-term bonds than its benchmark during the reporting period, helping to support its relative performance.

Because of the risk that stronger economic growth could lead to higher interest rates, we recently began to reduce the fund's average duration from a range we considered to be in line with the Index to one that is slightly shorter than the Index. We achieved this positioning by reducing the fund's holdings of intermediate-term bonds and putting cash to work in bonds with maturities in the one- to four-year range. In our view, this more diversified positioning among bonds of various maturities should help the fund weather potential heightened short-term market volatility.

When making new purchases, we generally favored higher-coupon bonds that historically tended to perform well during market declines. We continued to find such opportunities among bonds backed by revenues produced by essential municipal services, such as water and utility facilities. As the fiscal outlooks of many states and municipalities improved, we also felt more comfortable investing in some of the general obligation securities that we previously had avoided.

What is the fund's current strategy?

The U.S. economy reportedly has continued to expand, without creating a significant number of new jobs that might cause the Fed to act. Although the timing of the Fed's next move is uncertain, we currently believe it is likely to be toward higher short-term interest rates. Accordingly, we have maintained the fund's current positioning, including a shorter average duration, a focus on higher-coupon bonds and a diversified mix of maturities and issuers. In our view, these are prudent strategies in the wake of the municipal bond market's strong performance over the past several years.

March 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. However, the bonds in the Index generally are not insured. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds comprising the average.*

STATEMENT OF INVESTMENTS

February 29, 2004 (Unaudited)

Long-Term Municipal Investments—97.0%	Principal Amount ($)	Value ($)
Alabama—3.0%		
Alabama Housing Finance Authority, SFMR:		
6.45%, 10/1/2025	2,785,000	2,879,913
6.10%, 10/1/2027	4,255,000	4,471,111
Alabama Industrial Development Authority, SWDR		
(Pine City Fiber Co.) 6.45%, 12/1/2023	4,900,000	4,968,894
Alabama Public School and College Authority:		
9.95%, 7/1/2015	11,760,000 a,b	15,157,111
(Capital Improvement) 5.50%, 7/1/2019	29,250,000	33,227,707
Courtland Industrial Development Board, EIR		
(International Paper Co.) 6.25%, 8/1/2025	8,000,000	8,706,480
Alaska—1.7%		
Alaska Energy Authority, Power Revenue (Bradley Lake)		
6%, 7/1/2017 (Insured; FSA)	5,730,000	6,975,645
Alaska, General Purpose		
5.25%, 8/1/2009 (Insured; FSA)	11,720,000	13,475,773
Alaska Housing Finance Corp.		
10.69%, 12/1/2019	10,000,000 a,b	11,035,700
Anchorage, Electric Utility Revenue		
6.50%, 12/1/2015 (Insured; MBIA)	6,135,000	7,831,696
Arizona—2.9%		
Maricopa County Pollution Control Corp., PCR		
(Southern California Edison Co.) 2.90%, 3/2/2009	15,000,000	15,009,750
The Industrial Development Authority of the County of		
Apache, PCR (Tucson Electric Power Co. Project):		
5.85%, 3/1/2028	7,750,000	7,580,895
5.875%, 3/1/2033	28,970,000	28,651,330
Tucson Unified School District Number 1 of Pima County:		
2.25%, 7/1/2006 (Insured; FSA)	8,000,000 c	8,170,240
2.50%, 7/1/2007 (Insured; FSA)	6,465,000 c	6,646,214
California—7.8%		
Airport Commission City and County of San Francisco		
(San Francisco International Airport)		
6.50%, 5/1/2015 (Insured; FGIC)	10,100,000	10,392,698
California, GO 1.98%, 2/3/2005	10,000,000	10,000,000
California Department of Water Resource, Revenue:		
Power Supply:		
5.25%, 5/1/2011 (Insured; FSA)	12,000,000	13,884,000
5.125%, 5/1/2019	20,500,000	21,794,165
Water (Central Valley Project):		
5%, 12/1/2010	12,120,000	14,011,568
5.50%, 12/1/2016	7,670,000	8,822,341

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Pollution Control Financing Authority, PCR (Southern California Edison Co.) 7%, 3/1/2005	7,500,000	7,579,725
California Public Works Board, LR (Various University of California Projects) 5.50%, 6/1/2014	9,750,000	11,346,075
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset−Backed Bonds:		
5.50%, 6/1/2033	14,000,000	14,340,620
5.50%, 6/1/2043	23,495,000	23,952,213
Los Angeles County Sanitation Districts Financing Authority, Revenue (Capital Project) 5%, 10/1/2022 (Insured; FSA)	6,000,000	6,417,180
Los Angeles Department of Water and Power, Waterworks Revenue 5%, 7/1/2011 (Insured; MBIA)	11,750,000	13,513,792
Sacramento Municipal Utility District, Electric Revenue 5%, 8/15/2020 (Insured; MBIA)	20,000,000	21,669,600
Colorado−.9%		
Colorado Department of Transportation, Transportation Revenue, RAN 5.25%, 6/15/2009 (Insured; MBIA)	12,620,000	14,459,744
Denver Convention Center Hotel Authority, Convention Center Hotel, Senior Revenue 5%, 12/1/2033	6,250,000	6,537,000
Connecticut−1.2%		
Connecticut Resource Recovery Authority (American Fuel Co. Project) 6.45%, 11/15/2022	7,325,000	7,439,124
Mashantucket Western Pequot Tribe, Special Revenue:		
6.40%, 9/1/2011 (Prerefunded 9/1/2007)	9,170,000 b,d	10,590,250
6.40%, 9/1/2011	9,330,000 b	10,185,095
Delaware−2.1%		
Delaware:		
5%, 7/1/2008	9,000,000	10,151,910
5%, Series A, 7/1/2009	20,250,000	23,077,102
5%, Series C, 7/1/2009	9,000,000	10,256,490
Delaware Housing Authority, Senior SFMR 6.45%, 1/1/2026	4,005,000	4,088,825
District of Columbia−.5%		
District of Columbia Tobacco Settlement Financing Corp. 6.50%, 5/15/2033	11,750,000	11,253,327

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Florida−5.1%		
Florida Board of Education		
Capital Outlay (Public Education) 5.50%, 6/1/2016	12,000,000	13,640,400
Florida Department of Environmental Protection,		
Revenue 5.75%, 7/1/2013 (Insured; FGIC)	10,270,000	12,151,567
Florida Division Bond Finance Department, General		
Services Revenue (Environmental		
Protection-Preservation 2000)		
5.50%, 7/1/2008 (Insured; FSA)	9,500,000	10,857,550
Florida Turnpike Authority, Turnpike Revenue		
(Department of Transportation):		
5%, 7/1/2007 (Insured; AMBAC)	9,160,000	10,143,234
5.25%, 7/1/2011 (Insured; FSA)	15,000,000	17,413,050
Gainesville Utilities System, Revenue		
5%, 10/1/2009 (Insured; FSA)	6,495,000	7,379,424
Orlando−Orange County Expressway Authority, Revenue		
5%, 7/1/2009 (Insured; AMBAC)	6,965,000	7,884,868
Orlando Utilities Commission, Water and Electric Revenue		
6.75%, 10/1/2017 (Escrowed to Maturity)	15,875,000	20,396,676
Palm Beach County, Public Improvement Revenue		
(Convention Center Project)		
5%, 11/1/2011 (Insured; FGIC)	5,000,000	5,732,700
Tampa, Utility Tax and Special Revenue		
5.75%, 10/1/2013 (Insured; AMBAC)	9,100,000	10,978,695
Georgia−2.6%		
Fulton County Facilities Corp., COP		
(Fulton County, Georgia Public Purpose Project)		
5.50%, 11/1/2018 (Insured; AMBAC)	11,630,000	13,274,366
Georgia:		
5.80%, 11/1/2014	19,580,000	23,388,897
5.80%, 11/1/2015	20,000,000	23,700,400
Hawaii−.7%		
Hawaii 5.80%, 9/1/2015 (Insured; FSA)		
(Prerefunded 9/1/2009)	14,000,000 [d]	16,662,940
Idaho−.5%		
Idaho Housing Agency, Multi-Family Housing		
6.70%, 7/1/2024	10,050,000	10,297,029
Illinois−3.0%		
Cook County 5.50%, 11/15/2012 (Insured; FGIC)		
(Prerefunded 5/15/2011)	12,000,000 [d]	14,170,320

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Illinois (continued)		
Illinois Development Finance Authority, PCR (Central Illinois Public Service Co.) 6.375%, 1/1/2028	16,450,000	16,467,437
Illinois Educational Facilities Authority, Revenue (Illinois Institute of Technology) 6.875% 12/1/2015 (Insured; AGIC)	7,250,000	7,700,225
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network) 6.125%, 11/15/2022	10,000,000	11,255,800
Illinois Housing Development Authority: Multi-Family Housing (Lawndale Redevelopment Project) 6.90%, 12/1/2026 (Insured; FHA)	8,750,000	9,149,262
(Multi-Family Program) 6.75%, 9/1/2021	8,750,000	8,849,137
Iowa−.1%		
Iowa Finance Authority, SFMR (Mortgage Backed Securities Program) 6.65%, 7/1/2028	3,180,000	3,281,760
Kentucky−.7%		
City of Ashland, Sewage and Solid Waste Revenue (Ashland Inc. Project) 7.125%, 2/1/2022	5,170,000	5,414,438
Mount Sterling, LR (Kentucky League Cities Funding) 6.10%, 3/1/2018	7,955,000	9,657,927
Louisiana−.6%		
Parish of West Feliciana, PCR (Gulf States Utilities-I) 7.70%, 12/1/2014	14,000,000	14,332,780
Maryland−2.6%		
Community Development Administration, Department of Housing and Community Development State of Maryland 10.70%, 7/1/2039	5,000,000 a,b	5,551,950
Maryland Economic Development Corp, Student Housing Revenue (Frostburg State University Project) 6.25%, 10/1/2033	8,580,000	9,056,190
Maryland State and Local Facilities Loan 5%, 8/1/2009	20,000,000	22,808,200
Washington Suburban Sanitary District, Sewer Disposal: 4%, 6/1/2006	9,375,000 c	9,951,094
5.25%, 6/1/2010	11,460,000	13,300,132

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts−2.5%		
Massachusetts 11.002%, 2/1/2015	10,000,000 a,b	14,028,600
Massachusetts Housing Finance Agency, Revenue:		
Housing:		
6.50%, 7/1/2025 (Insured; AMBAC)	3,580,000	3,716,147
6.60%, 1/1/2037 (Insured; AMBAC)	6,135,000	6,366,289
Single Family Housing:		
7.125%, 6/1/2025	4,780,000	4,797,782
6.65%, 12/1/2027	2,340,000	2,430,137
Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue (Nuclear Project Number 4 Issue):		
5%, 7/1/2007 (Insured; MBIA)	12,755,000	14,106,520
5.25%, 7/1/2013 (Insured; MBIA)	10,000,000	11,437,300
Michigan−3.5%		
The Economic Development Corp. of the County of Gratiot, Limited Obligation EDR (Danly Die Set Project) 7.625%, 4/1/2007	3,200,000	3,197,056
Michigan Building Authority, Revenue (Facilities Program):		
5%, 10/15/2007 (Insured; FSA)	6,000,000	6,687,240
5%, 10/15/2008 (Insured; FSA)	5,000,000	5,638,550
5%, 10/15/2009 (Insured; FSA)	20,000,000	22,720,800
Michigan Hospital Finance Authority:		
HR (Genesys Health System Obligated Group):		
8.125%, 10/1/2021 (Prerefunded 10/1/2005)	15,000,000 d	16,950,300
7.50%, 10/1/2027 (Prerefunded 10/1/2005)	15,300,000 d	16,841,934
Revenue (Oakwood Obligated Group)		
5.50%, 11/1/2016	8,165,000	8,909,811
Minnesota−1.0%		
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue 5.75%, 1/1/2032 (Insured; FGIC)	5,000,000	5,730,700
Minnesota Housing Finance Agency, Single Family Mortgage:		
6.50%, 7/1/2024	5,500,000	5,676,605
6.45%, 7/1/2025	10,025,000	10,341,489
Mississippi−.9%		
Mississippi, Gaming Counties (Highway Improvements Project) 5%, 10/1/2009	18,770,000	21,357,632

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Missouri—2.1%		
Missouri, GO:		
State Water Pollution Control 5%, 8/1/2006	8,410,000	9,161,349
Third State Building 4%, 10/1/2007	7,240,000	7,843,164
Missouri Board of Public Buildings (Special Obligation) 5.50%, 10/15/2010	12,205,000	14,353,202
Missouri Higher Education Loan Authority, Student Loan Revenue 6.75%, 2/15/2009	11,500,000	11,757,715
The City of Saint Louis, Airport Revenue (Airport Development Program) 5.625%, 7/1/2016 (Insured; MBIA)	5,000,000	5,673,950
Nebraska—2.3%		
Omaha Public Power District, Electric Revenue 5.50%, 2/1/2014	44,800,000	52,731,840
Nevada—.4%		
Clark County, PCR (Southern California Edison Co.) 3.25%, 3/2/2009	5,000,000 [c]	5,005,250
Nevada Housing Division (Single Family Program) 6.80%, 4/1/2027	3,265,000	3,325,076
New Hampshire—1.4%		
Business Finance Authority of the State of New Hampshire PCR (Public Service Co.) 6%, 5/1/2021	15,500,000	17,557,780
New Hampshire Housing Finance Authority:		
Multi-Family Housing:		
7.55%, 7/1/2013	4,205,000	4,687,482
(Mariners Village Project) 6.60%, 1/1/2038 (Insured; FHA)	7,365,000	7,594,346
Single Family Residential Mortgage 6.85%, 1/1/2025	2,550,000	2,574,276
New Jersey—5.7%		
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Co. Project) 6.40%, 5/1/2032 (Insured; MBIA)	32,040,000	32,960,509
New Jersey Transit Corp., COP Federal Transit Administration Grants 5.75%, 9/15/2014 (Insured; AMBAC) (Prerefunded 9/15/2010)	15,000,000 [d]	17,922,300

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Transportation Trust Fund Authority:		
11.01%, 6/15/2012	12,330,000 [a,b]	17,807,849
(Transportation System):		
5.50%, 12/15/2013 (Insured; FSA)	15,900,000	18,875,208
5.75%, 6/15/2018	7,750,000	9,257,762
5.75%, 6/15/2020	12,645,000	15,065,000
New Jersey Turnpike Authority, Turnpike Revenue 10.493%, 1/1/2017	15,000,000 [a,b]	19,547,400
New Mexico—.1%		
New Mexico Mortgage Financing Authority 6.80%, 1/1/2026	3,035,000	3,257,435
New York—15.9%		
Long Island Power Authority, Electric System Revenue:		
5.50%, 12/1/2012 (Insured; FSA)	10,000,000	11,947,100
5.50%, 12/1/2013 (Insured; FSA)	25,860,000	30,972,005
Metropolitan Transportation Authority:		
Revenue		
5.50%, 11/15/2014 (Insured; AMBAC)	18,000,000	21,432,600
State Service Contract:		
5.75%, 1/1/2016	7,000,000	8,288,140
5.50%, 7/1/2016	6,435,000	7,501,151
5.75%, 1/1/2018	17,025,000	20,217,868
Nassau County Industrial Development Agency, IDR (KeySpan-Glenwood Energy Center, LLC Project) 5.25%, 6/1/2027	10,000,000	10,273,000
New York City:		
5%, 8/1/2007	15,000,000	16,451,100
6.375%, 8/15/2011 (Prerefunded 8/15/2005)	24,720,000 [d]	26,862,730
5.50%, 5/15/2015 (Insured; MBIA)	11,180,000	12,721,946
5.75%, 3/1/2018	14,185,000	16,180,120
5.25%, 10/15/2021	12,005,000	12,871,641
New York City Transitional Finance Authority, Revenue:		
9.959%, 11/1/2018	14,550,000 [a,b]	18,662,266
(Future Tax Secured):		
5.75%, 2/15/2015 (Prerefunded 2/15/2010)	5,100,000 [d]	6,090,267
5.75%, 2/15/2015	11,910,000	13,846,328
New York State:		
4%, 4/15/2006	9,250,000	9,761,617
5%, 4/15/2009	10,020,000	11,310,676

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenue:		
9.976%, 5/15/2013	10,175,000 a,b	13,838,000
(City University):		
5.25%, 7/1/2009	10,000,000	11,467,200
7.50%, 7/1/2010	5,000,000	5,965,800
(North Shore University Hospital)		
5%, 11/1/2009	6,000,000	6,718,560
New York State Environmental Facilities Corp. State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects) (Second Resolution Bonds) 5.50%, 6/15/2017	5,000,000	5,982,100
New York State Power Authority, Revenue and General Purpose 5%, 2/15/2008	10,000,000	11,130,400
New York State Thruway Authority Service Contract Revenue (Local Highway and Bridge) 5.50%, 4/1/2013	37,000,000	42,450,840
Tobacco Settlement Financing Corp., Asset Backed Revenue 5.25%, 6/1/2022 (Insured; AMBAC)	10,000,000	10,921,600
North Carolina–3.5%		
Charlotte 5.25%, 2/1/2015	9,380,000	10,587,112
Guilford County 4%, 10/1/2007	15,000,000	16,140,600
Mecklenburg County 5.50%, 4/1/2009	14,670,000	16,979,205
North Carolina Eastern Municipal Power Agency, Power System Revenue:		
5.50%, 1/1/2011	10,000,000	11,114,200
5.50%, 1/1/2012	10,000,000	11,132,500
North Carolina Housing Finance Agency, Single Family Revenue 6.50%, 9/1/2026	3,080,000	3,186,352
Wake County 5%, 2/1/2008	10,000,000	11,171,000
Ohio–1.1%		
Cincinnati, City School District (Classroom Facilities Construction and Improvement) 5%, 12/1/2009 (Insured; FSA)	7,610,000	8,677,607
Ohio Water Development Authority, Water Pollution Control Loan Fund Revenue, Water Quality 5%, 12/1/2016	15,035,000	16,874,683
Oklahoma–1.4%		
Claremore Industrial and Redevelopment Authority, EDR (Yuba Project) 8.375%, 7/1/2011	7,500,000	7,520,925

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Oklahoma (continued)		
Grand River Dam Authority, Revenue 5%, 6/1/2012 (Insured; FSA)	22,000,000	25,148,860
Pennsylvania−.5%		
Delaware County Industrial Development Authority, Water Facilities Revenue (Philadelphia Suburban Water) 6.35%, 8/15/2025 (Insured; FGIC)	10,000,000	10,828,700
Rhode Island−.0%		
Rhode Island Housing and Mortgage Finance Corp. (Homeownership Opportunity) 6.50%, 4/1/2027	300,000	305,700
South Carolina−1.9%		
Piedmont Municipal Power Agency, Electric Revenue 6.60%, 1/1/2021	8,980,000	9,067,106
Securing Assets For Education, Installment Purchase Revenue (The School District of Berkeley County, South Carolina Project) 5%, 12/1/2028	20,105,000	20,329,573
South Carolina Housing Finance and Development Authority, Mortgage Revenue:		
6.75%, 7/1/2026	2,375,000	2,434,351
6.70%, 7/1/2027	3,625,000	3,713,885
South Carolina Transportation Infrastructure Bank, Revenue 5%, 10/1/2025 (Insured; AMBAC)	7,450,000	7,883,218
Tennessee−.2%		
Knox County Health, Educational and Housing Facilities Board, Hospital Facilities Revenue (Baptist Health System East Tennessee) 6.50%, 4/15/2031	4,125,000	4,372,748
Texas−7.8%		
Alliance Airport Authority Inc., Special Facilities Revenue (Federal Express Corp. Project) 6.375%, 4/1/2021	34,070,000	36,477,046
Austin Convention Enterprises Inc., Convention Center Hotel, Second Tier Revenue 5.75%, 1/1/2032	18,000,000	19,306,080
Brazos River Authority, PCR (TXU Electric Co. Project):		
5.75%, 11/1/2011	12,750,000	13,873,275
6.75%, 10/1/2038	8,000,000	8,784,800
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport Joint Revenue Improvement:		
5.75%, 11/1/2014 (Insured; FGIC)	15,070,000	17,015,537
5.75%, 11/1/2015 (Insured; FGIC)	10,000,000	11,262,600

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
Harris County Hospital District, Mortgage Revenue:		
7.40%, 2/15/2010 (Insured; AMBAC)		
(Escrowed to Maturity)	2,820,000	3,211,783
7.40%, 2/15/2010 (Insured; AMBAC)	4,320,000	5,100,538
Rio Grande Valley Health Facilities Development Corp.,		
HR (Valley Baptist Medical Center Project)		
6.40%, 8/1/2016 (Insured; MBIA)	11,200,000	11,358,704
Tarrant County Health Facilities Development Corp.,		
Health System Revenue		
(Texas Health Resources System)		
5.75%, 2/15/2014 (Insured; MBIA)	9,470,000	11,219,014
Texas:		
11.79%, 12/1/2020	7,605,000 a,b	8,126,399
GO (Veterans Housing Assistance Fund)		
7% 12/1/2025	7,915,000	8,167,726
Texas Turnpike Authority,		
Central Texas Turnpike System Revenue:		
BAN, Second Tier 5%, 6/1/2008	10,000,000	11,191,000
First Tier 5.75%, 8/15/2038 (Insured; AMBAC)	12,000,000	13,597,680
Utah−.4%		
Carbon County, SWDR (Sunnyside Cogeneration)		
7.10%, 8/15/2023	8,744,000	8,281,005
Vermont−.1%		
Vermont Housing Finance Agency		
(Single Family Housing) 6.875%, 5/1/2025	2,230,000	2,262,246
Virginia−2.3%		
Southwest Virginia Regional Jail Authority,		
Jail Facilities GAN 3%, 9/1/2006 (Insured; MBIA)	17,750,000	18,168,013
Virginia Commonwealth Transportation Board,		
Federal Highway Reimbursement Notes:		
5%, 10/1/2007	12,500,000	13,939,125
5%, 10/1/2009	18,020,000	20,524,420
Washington−1.6%		
Seattle, Municipal Light and Power Revenue, Improvement:		
5.50%, 3/1/2013 (Insured; FSA)	11,585,000	13,431,765
5.50%, 3/1/2016 (Insured; FSA)	15,400,000	17,463,908
Tumwater Office Properties, LR		
(Washington State Office Building) 5%, 7/1/2028	5,360,000	5,544,866
Wisconsin−1.6%		
Badger Tobacco Asset Securitization Corp.,		
Tobacco Settlement Asset-Backed Bonds 7%, 6/1/2028	25,000,000	25,490,250

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Wisconsin (continued)		
Wisconsin 6.25%, 5/1/2009	9,555,000	11,334,714
Wyoming−.6%		
Sweetwater County, SWDR (FMC Corp. Project) 6.90%, 9/1/2024	13,225,000	13,393,751
U.S. Related−2.2%		
Puerto Rico Highway and Transportation Authority, Transportation Revenue:		
5%, 7/1/2008	5,105,000	5,704,123
6%, 7/1/2039 (Prerefunded 7/1/2010)	20,050,000 d	24,545,611
Puerto Rico Infrastructure Financing Authority, Special Obligation 5.50%, 10/1/2032	7,000,000	7,866,880
Puerto Rico Public Finance Corp. (Commonwealth Appropriation) 6%, 8/1/2026 (Insured; AGC)	9,500,000	11,832,630
Total Long-Term Municipal Investments (cost $2,073,666,706)		**2,223,102,405**

Short-Term Municipal Investments−3.3%		
Florida−.9%		
Alachua County Health Facilities Authority, Health Facilities Revenue, VRDN (Shands Teaching Hospital) .99% (LOC; SunTrust Bank)	3,200,000 e	3,200,000
Broward County Health Facilities Authority, Revenue, VRDN (John Knox Village Project) 1.05%	5,900,000 e	5,900,000
Capital Projects Finance Authority, Continuing Care Retirement Community Revenue, VRDN (Glenridge On Palmer Ranch) .98% (LOC; Bank of Scotland)	3,350,000 e	3,350,000
Palm Beach County Health Facilities Authority, Health Facilities Revenue, VRDN (Bethesda Healthcare System Project) .99% (LOC; SunTrust Bank)	1,300,000 e	1,300,000
Pinellas County Health Facilities Authority, Revenue, VRDN (Pooled Hospital Loan Program) 1% (Insured; AMBAC)	6,500,000 e	6,500,000
Georgia−.7%		
Appling County Development Authoriy, PCR, VRDN (Georgia Power Co. Plant Hatch Project) .99%	16,500,000 e	16,500,000

Short-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Illinois—.6%		
Illinois Health Facilities Authority, Revenue, VRDN (Northwestern Memorial Hospital) .98%	13,600,000 e	13,600,000
New Hampshire—.1%		
New Hampshire Health and Education Authority, HR, VRDN (Wentworth Douglass Hospital) 1.08% (Insured; AGIC)	2,500,000 e	2,500,000
Ohio—.1%		
Trumbull County, Health Care Facilities Revenue, VRDN (Shepherd Valley) 1% (Insured; AGIC)	2,900,000 e	2,900,000
Pennsylvania—.4%		
Allegheny County Industrial Development Authority, Health and Housing Facilities Revenue, VRDN (Longwood):		
1%, Series A (Insured; AGIC)	6,030,000 e	6,030,000
1%, Series B (Insured; AGIC)	3,300,000 e	3,300,000
Tennessee—.2%		
Blount County Public Building Authority, VRDN (Local Government Public Improvement) .99% (Insured; AMBAC)	4,000,000 e	4,000,000
Wisconsin—.3%		
Wisconsin Health and Educational Facilities Authority, Revenue, VRDN (Gundersen Lutheran) .98% (Insured; FSA)	6,000,000 e	6,000,000
Total Short-Term Municipal Investments (cost $75,080,000)		**75,080,000**
Total Investments (cost $2,148,746,706)	**100.3%**	**2,298,182,405**
Liabilities, Less Cash and Receivables	**(.3%)**	**(7,408,013)**
Net Assets	**100.0%**	**2,290,774,392**

Summary of Abbreviations

AGC	ACE Guaranty Corporation	**GAN**	Grant Anticipation Notes
AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
		HR	Hospital Revenue
AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
		LOC	Letter of Credit
BAN	Bond Anticipation Notes	**LR**	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
EDR	Economic Development Revenue		
EIR	Environment Improvement Revenue		
		PCR	Pollution Control Revenue
FGIC	Financial Guaranty Insurance Company	**RAN**	Revenue Anticipation Notes
		SFMR	Single Family Mortgage Revenue
FHA	Federal Housing Administration	**SWDR**	Solid Waste Disposal Revenue
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	49.0
AA		Aa		AA	23.9
A		A		A	10.0
BBB		Baa		BBB	8.6
BB		Ba		BB	3.0
F1		MIG1/P1		SP1/A1	3.8
Not Rated [f]		Not Rated [f]		Not Rated [f]	1.7
					100.0

[a] *Inverse Floater Security—the interest rate is subject to change periodically.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2004, these securities amounted to $144,530,620 or 6.3% of net assets.*

[c] *Purchased on a delayed delivery basis.*

[d] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	2,148,746,706	2,298,182,405
Interest receivable		30,554,429
Receivable for investment securities sold		8,937,474
Receivable for shares of Common Stock subscribed		14,575
Prepaid expenses		38,670
		2,337,727,553
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		826,154
Cash overdraft due to Custodian		787,350
Payable for investment securities purchased		44,657,025
Payable for shares of Common Stock redeemed		537,214
Accrued expenses		145,418
		46,953,161
Net Assets ($)		**2,290,774,392**
Composition of Net Assets ($):		
Paid-in capital		2,273,554,664
Accumulated undistributed investment income–net		1,947,013
Accumulated net realized gain (loss) on investments		(134,162,984)
Accumulated net unrealized appreciation (depreciation) on investments		149,435,699
Net Assets ($)		**2,290,774,392**
Shares Outstanding		
(600 million shares of $.001 par value Common Stock authorized)		190,179,618
Net Asset Value, offering and redemption price per share ($)		**12.05**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**54,629,458**
Expenses:	
Management fee–Note 3(a)	6,856,904
Shareholder servicing costs–Note 3(b)	1,015,812
Directors' fees and expenses–Note 3(c)	84,366
Custodian fees	57,621
Prospectus and shareholders' reports	24,142
Auditing fees	20,091
Registration fees	17,711
Loan commitment fees–Note 2	12,938
Miscellaneous	34,764
Total Expenses	**8,124,349**
Less–reduction in management fee due to undertaking–Note 3(a)	(377,146)
Net Expenses	**7,747,203**
Investment Income–Net	**46,882,255**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	11,484,567
Net unrealized appreciation (depreciation) on investments	91,831,299
Net Realized and Unrealized Gain (Loss) on Investments	**103,315,866**
Net Increase in Net Assets Resulting from Operations	**150,198,121**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003
Operations ($):		
Investment income–net	46,882,255	109,958,181
Net realized gain (loss) on investments	11,484,567	(55,565,129)
Net unrealized appreciation (depreciation) on investments	91,831,299	(2,739,425)
Net Increase (Decrease) in Net Assets Resulting from Operations	**150,198,121**	**51,653,627**
Dividends to Shareholders from ($):		
Investment income–net	(46,482,041)	(109,455,844)
Net realized gain on investments	–	(314,026)
Total Dividends	**(46,482,041)**	**(109,769,870)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	59,806,555	543,378,112
Dividends reinvested	29,451,917	69,121,337
Cost of shares redeemed	(215,197,569)	(738,584,924)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(125,939,097)**	**(126,085,475)**
Total Increase (Decrease) in Net Assets	**(22,223,017)**	**(184,201,718)**
Net Assets ($):		
Beginning of Period	2,312,997,409	2,497,199,127
End of Period	**2,290,774,392**	**2,312,997,409**
Undistributed investment income–net	1,947,013	545,107
Capital Share Transactions (Shares):		
Shares sold	5,074,359	46,381,935
Shares issued for dividends reinvested	2,483,308	5,867,135
Shares redeemed	(18,277,352)	(62,626,678)
Net Increase (Decrease) in Shares Outstanding	**(10,719,685)**	**(10,377,608)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,				
		2003	2002[a]	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	11.51	11.82	12.32	11.68	11.70	12.85
Investment Operations:						
Investment income−net	.24[b]	.54[b]	.61[b]	.61	.60	.62
Net realized and unrealized gain (loss) on investments	.54	(.31)	(.50)	.64	(.02)	(.93)
Total from Investment Operations	.78	.23	.11	1.25	.58	(.31)
Distributions:						
Dividends from investment income−net	(.24)	(.54)	(.61)	(.61)	(.60)	(.62)
Dividends from net realized gain on investments	−	.00[c]	.00[c]	.00[c]	.00[c]	(.22)
Total Distributions	(.24)	(.54)	(.61)	(.61)	(.60)	(.84)
Net asset value, end of period	12.05	11.51	11.82	12.32	11.68	11.70
Total Return (%)	6.73[d]	1.91	.99	11.00	5.28	(2.60)

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,				
		2003	2002[a]	2001	2000	1999
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.68[e]	.72	.71	.72	.76	.73
Ratio of net investment income to average net assets	4.10[e]	4.56	5.14	5.11	5.32	4.98
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.03	.00[f]	–	–	.01	.00[f]
Portfolio Turnover Rate	26.72[d]	61.20	49.25	42.71	40.51	55.77
Net Assets, end of period ($ x 1,000)		2,290,774	2,312,997	2,497,199	2,670,674	2,599,644	2,839,207

[a]   *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and AccountingGuide for Investment Companies and began amortizing discount or permium on a scientific basis for debt securities on a daily basis.The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets from 5.13% to 5.14%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b]   *Based on average shares outstanding at each month end.*

[c]   *Amount represents less than $.01 per share.*

[d]   *Not annualized.*

[e]   *Annualized.*

[f]   *Amount represents less than .01%.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Bond Fund (the "fund") is a separate diversified series of Dreyfus Bond Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $22,479 during the period ended February 29, 2004. Income earned under this arrangement is included in interest income.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $86,864,850 available for federal income taxes to be applied against future net securities profits, if any, realized subsequent to August 31, 2003. If not applied, $13,170,822 of the carryover expires in fiscal 2008, $27,718,137 expires in fiscal 2009, $11,793,725 expires in fiscal 2010 and $34,182,166 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2003 was as follows: tax exempt income $109,455,844 and ordinary income $314,026. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 29, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 29, 2004, the fund was charged $617,391 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2004, the fund was charged $354,833 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on shares redeemed within thirty days of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended February 29, 2004, redemption fees charged and retained by the fund amounted to $16,827.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2004, amounted to $582,707,930 and $619,959,493 respectively.

At February 29, 2004, accumulated net unrealized appreciation on investments was $149,435,699, consisting of $150,411,913 gross unrealized appreciation and $976,214 gross unrealized depreciation.

At February 29, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Information can be viewed online or downloaded from:
http://www.dreyfus.com

Dreyfus
Municipal Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
100 Church Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

0054SA0204

Dreyfus Premier High Income Fund

SEMIANNUAL REPORT February 29, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier High Income Fund covers the six-month period from September 1, 2003, through February 29, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with portfolio managers Mark Shenkman, Frank Whitley, Mark Flanagan and Robert Stricker of Shenkman Capital Management, Inc., the fund's sub-investment adviser.

The economic recovery that arrived during the spring 2003 remained in place through the end of the reporting period, leading many analysts to believe that the Federal Reserve Board may shift from its accommodative monetary policy to one that is somewhat more restrictive. While we agree that higher short-term interest rates are likely at some point in the future, the beneficial effects of a stronger economy could continue to support high-yield bond prices.

On the other hand, some analysts are concerned that the high-yield market's dramatic improvement over the past year or so may make it vulnerable to a correction over the near term. Should you revise your strategies accordingly? The answer depends on your current income needs, future financial goals, time horizon and the level of diversification across the various asset classes in your overall investment portfolio. We encourage you to talk with your financial advisor regularly about these issues and the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2004



DISCUSSION OF FUND PERFORMANCE

Mark Shenkman, Frank Whitley, Mark Flanagan and Robert Stricker, Portfolio Managers
Shenkman Capital Management, Inc., Sub-Investment Adviser

How did Dreyfus Premier High Income Fund perform relative to its benchmark?

During the six-month reporting period ended February 29, 2004, the fund achieved total returns of 7.92% for Class A shares, 7.66% for Class B shares, 7.56% for Class C shares and 8.03% for Class R shares.[1] For the same period, the fund's benchmark, the CSFB High Yield Index, produced a 10.88% total return.[2]

High-yield bonds continued to produce strong returns during the reporting period, which we attribute to a stronger economy and better business conditions for most issuers. The fund produced lower returns than the benchmark, primarily because the fund focused on higher-quality securities during a time in which lower-rated bonds (mainly, of "CCC" credit quality) provided better performance.

What is the fund's investment approach?

The fund seeks to maximize total return consistent with capital preservation and prudent risk management. To pursue its goal, the fund normally invests at least 80% of its assets in high-yield bonds rated below investment-grade. The high-yield securities in which the fund invests may include corporate debt securities, structured notes, zero-coupon securities and debt securities issued by states or local governments and their agencies, authorities and other instrumentalities. The fund may invest up to 20% of its assets in investment-grade corporate bonds, U.S. government securities, bank certificates of deposit, fixed time deposits and bankers' acceptances.

When choosing securities for the fund, we generally look for issuers that we believe have positive credit momentum and the potential for credit-rating upgrades. Using bottom-up, fundamental analysis, we seek to maximize returns and minimize default risk through broad diversification, direct communication with management and monitoring all issuers on a systematic basis. We also avoid or de-emphasize investing in industries or issuers that we believe have a high risk of default.

What other factors influenced the fund's performance?

The fund and high-yield bond market were influenced by stronger economic growth during the reporting period, which improved business conditions for many high-yield issuers, caused default rates to decline and contributed to a continuation of the market rally that began in late 2002. However, the bonds that generally produced the highest returns during the reporting period were those in the lower credit-rating categories, as investors continued to favor bonds of companies that had been more severely affected during the previous economic downturn. In contrast, the fund continued to emphasize high-yield bonds in the higher rating categories, a focus that is consistent with our longstanding approach to investing in the bonds of issuers with positive credit momentum.

According to our analysis, it is not unusual for lower-rated issues to outperform higher-quality issues during the early stages of economic recoveries. Over the longer term, however, corporate bonds with credit ratings in the single-B range generally have produced higher returns, and during the reporting period our "bottom-up" approach to security selection continued to find what we believed to be the most attractive opportunities.

More specifically, we found a number of opportunities in the bonds of companies with improving credit characteristics primarily in the telecommunications, health care, gaming, utilities and publishing industries. Bonds of utilities and telecommunications companies continued to rebound from previously depressed levels. In the utilities sector, many companies appear to have made good progress toward correcting some of the missteps of their management teams in the wake of deregulation. Meanwhile, telecommunications companies have benefited from higher demand for their products and services after several years of weakness. In contrast, health care companies, gaming companies and certain publishers have ranked among the bond market's more stable investments, primarily due to their relatively consistent earnings and predictable cash flows.

What is the fund's current strategy?

Although the timing of the Fed's next move is uncertain, we currently believe it is likely to be toward higher short-term interest rates. Accordingly, we have maintained a cautious posture regarding securities in the double-B credit-rating range and higher, which tend to be more sensitive than lower-rated securities to changing interest rates. Likewise, we have been judicious in our investments in credits rated triple-C or lower, especially given the major run-up in prices. We have focused the fund's investments in the lower rating category to companies that we believe are misrated, or stand the prospect of getting a credit upgrade in the future. Therefore, as of the end of the reporting period, approximately 70% of the fund's assets were invested in single-B-rated bonds. In addition, the fund was diversified across more than 230 issuers in 32 industries, helping to ensure that unexpected problems in any single issuer or industry should not have a disproportionately adverse effect on performance.

Toward the end of the reporting period, we began to see signs that the bond market's momentum may be shifting toward higher-quality securities. Indeed, after the market's prolonged rally, credit spreads have narrowed substantially, suggesting to us that careful security selection based on a credit-focused approach may be a key to further success in high-yield bonds.

March 15, 2004

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: CREDIT SUISSE FIRST BOSTON — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The CSFB High Yield Index is designed to mirror the investable universe of the U.S. dollar-denominated high-yield debt market. The index consists of corporate debt issues, including cash-pay, zero-coupon, stepped-rate and pay-in-kind (PIK) bonds that are publicly registered in the U.S. or issued under Rule 144A with registration rights, rated 5B or lower, with minimum outstanding par values of $75 million.*

STATEMENT OF INVESTMENTS

February 29, 2004 (Unaudited)

Bonds and Notes−93.2%	Principal Amount ($)	Value ($)
Aerospace−3.9%		
Aviall,		
Sr. Notes, 7.625%, 2011	2,075,000	2,220,250
BE Aerospace:		
Sr. Sub. Notes, Ser. B, 8%, 2008	750,000	716,250
Sr. Sub. Notes, 9.5%, 2008	2,500,000	2,506,250
Communications & Power,		
Sr. Sub. Notes, 8%, 2012	1,000,000 [a]	1,020,000
DRS Technologies,		
Sr. Sub. Notes, 6.875%, 2013	300,000 [a]	312,000
Esterline Technologies,		
Sr. Sub. Notes, 7.75%, 2013	1,000,000	1,075,000
Hexcel:		
Sr. Secured Notes, 9.875%, 2008	500,000	560,000
Sr. Sub. Notes, 9.75%, 2009	2,250,000	2,362,500
Sequa:		
Sr. Notes, Ser. B, 8.875%, 2008	1,900,000	2,104,250
Sr. Notes, 9%, 2009	100,000	111,750
Titan,		
Sr. Notes, 8%, 2011	750,000 [a]	858,750
TransDigm,		
Sr. Sub. Notes, 8.375%, 2011	1,750,000	1,855,000
		15,702,000
Automotive−2.4%		
Accuride,		
Sr. Sub. Notes, Ser. B, 9.25%, 2008	2,750,000	2,848,750
Delco Remy International:		
Sr. Sub. Notes, 10.625%, 2006	2,000,000	2,020,000
Sr. Sub. Notes, 11%, 2009	500,000	530,000
Dura Operating,		
Sr. Notes, Ser. B, 8.625%, 2012	150,000	162,000
Keystone Automotive Operations,		
Sr. Sub. Notes, 9.75%, 2013	250,000 [a]	274,375
TRW Automotive,		
Sr. Notes, 9.375%, 2013	400,000	458,000
Tenneco Automotive:		
Sr. Secured Notes, Ser. B, 10.25%, 2013	500,000	585,000
Sr. Sub. Notes, Ser. B, 11.625%, 2009	1,500,000	1,627,500
United Components,		
Sr. Sub. Notes, 9.375%, 2013	1,000,000	1,095,000
		9,600,625

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Broadcasting−3.8%		
Allbritton Communication,		
Sr. Sub. Notes, 7.75%, 2012	2,775,000	2,892,937
Citadel Broadcasting,		
Conv. Notes, 1.875%, 2011	1,200,000 a	1,201,500
Corus Entertainment,		
Sr. Sub. Notes, 8.75%, 2012	250,000	279,375
Entravision Communications,		
Sr. Sub. Notes, 8.125%, 2009	1,425,000	1,528,312
LIN Television,		
Sr. Sub. Notes, 6.5%, 2013	2,250,000	2,306,250
Nexstar Finance,		
Sr. Sub. Notes, 7%, 2014	1,700,000 a	1,695,750
Paxson Communications,		
Sr. Sub. Notes, 0/12.25%, 2009	1,000,000 b	855,000
Salem Communications,		
Sr. Sub. Notes, 7.75%, 2010	750,000	798,750
Sinclair Broadcast,		
Sr. Sub. Notes, 8%, 2012	1,500,000	1,620,000
Susquehanna Media,		
Sr. Sub. Notes, 7.375%, 2013	1,750,000	1,865,938
		15,043,812
Building Materials−2.6%		
Atrium Cos.,		
Sr. Sub. Notes, Ser. B, 10.5%, 2009	450,000	479,812
Euramax International,		
Sr. Sub. Notes, 8.5%, 2011	850,000 a	888,250
Interface:		
Notes, 7.3%, 2008	1,200,000	1,206,000
Sr. Notes, 10.375%, 2010	1,000,000	1,125,000
Sr. Sub. Notes, Ser. B, 9.5%, 2005	1,000,000	1,005,000
Sr. Sub. Notes, 9.5%, 2014	1,000,000 a	995,000
Jacuzzi Brands,		
Sr. Secured Notes, 9.625%, 2010	2,350,000	2,585,000
Nortek,		
Sr. Sub. Notes,		
Ser. B, 9.875%, 2011	750,000	840,000
Ply Gem Industries,		
Sr. Sub. Notes, 9%, 2012	1,400,000 a	1,449,000
		10,573,062

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Cable/Media−4.1%		
CSC,		
Debs., 7.625%, 2018	1,350,000	1,491,750
Charter Communications/Capital,		
Sr. Notes, 10%, 2009	750,000	656,250
Charter Communications II,		
Sr. Notes, 10.25%, 2010	3,000,000 a	3,135,000
EchoStar Communications,		
Conv. Notes, 5.75%, 2008	3,500,000	3,688,125
Mediacom/Capital:		
Sr. Notes, Ser. B, 8.5%, 2008	1,100,000	1,111,000
Sr. Notes, 9.5%, 2013	1,700,000	1,732,563
Mediacom Communications,		
Conv. Notes, 5.25%, 2006	1,250,000	1,210,937
PanAmSat,		
Sr. Notes, 8.5%, 2012	750,000	783,750
Shaw Communications:		
Sr. Notes, 7.2%, 2011	650,000	729,625
Sr. Notes, 7.25%, 2011	750,000	841,875
Telenet,		
Sr. Discount Notes, 0/11.5%, 2014	1,000,000 a,b	625,000
Videotron LTEE,		
Sr. Notes, 6.875%, 2014	250,000 a	263,125
		16,269,000
Chemicals/Plastics−2.7%		
Equistar Chemical/Funding,		
Sr. Notes, 10.625%, 2011	500,000	545,000
Huntsman ICI Chemicals,		
Sr. Sub. Notes, 10.125%, 2009	1,500,000	1,537,500
Koppers,		
Sr. Notes, 9.875%, 2013	2,000,000 a	2,230,000
Kraton Polymers/Capital,		
Sr. Sub. Notes, 8.125%, 2014	500,000 a	533,750
Lyondell Chemicals:		
Sr. Secured Notes, 10.5%, 2013	1,500,000	1,620,000
Sub. Notes, 10.875%, 2009	1,000,000	1,007,500
Millennium America,		
Sr. Notes, 7.625%, 2026	1,450,000	1,384,750
Nalco,		
Sr. Sub. Notes, 8.875%, 2013	1,500,000 a	1,582,500

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Chemicals/Plastics (continued)		
Rockwood Specialties,		
Sr. Sub. Notes, 10.625%, 2011	500,000	557,500
		10,998,500
Consumer Durables−1.9%		
General Binding,		
Sr. Sub. Notes, 9.375%, 2008	500,000	506,875
Jarden,		
Sr. Sub. Notes, 9.75%, 2012	900,000	1,003,500
Samsonite,		
Sr. Sub. Notes, 10.75%, 2008	3,250,000	3,404,375
Simmons,		
Sr. Sub. Notes, 7.875%, 2014	2,500,000 [a]	2,531,250
		7,446,000
Consumer Non-Durables−2.0%		
Central Garden & Pet,		
Sr. Sub. Notes, 9.125%, 2013	100,000	111,500
Chattem,		
Sr. Sub. Notes, 7%, 2014	1,000,000 [a]	1,006,250
Elizabeth Arden,		
Sr. Sub. Notes, 7.75%, 2014	1,000,000 [a]	1,037,500
FTD,		
Sr. Sub. Notes, 7.75%, 2014	2,000,000 [a]	2,015,000
Hines Nurseries,		
Notes, 10.25%, 2011	500,000	547,500
Jafra Cosmetics/Distributors,		
Sr. Sub. Notes, 10.75%, 2011	2,005,000	2,235,575
Playtex Products,		
Sr. Sub. Notes, 9.375%, 2011	1,000,000	932,500
		7,885,825
Ecological Pollution Control−1.0%		
Allied Waste,		
Sr. Sub. Notes, Ser. B, 10%, 2009	1,000,000	1,078,750
IESI,		
Sr. Sub. Notes, 10.25%, 2012	1,200,000	1,314,000
MSW Energy/Finance:		
Sr. Secured Notes, 7.375%, 2010	1,000,000 [a]	1,045,000
Sr. Secured Notes, 8.5%, 2010	500,000	547,500
		3,985,250

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Entertainment/Leisure—3.0%		
AMC Entertainment,		
Sr. Sub. Notes, 9.5%, 2011	1,000,000	1,052,500
AMF Bowling Worldwide,		
Sr. Sub. Notes, 10%, 2010	1,250,000 [a]	1,293,750
Bally Total Fitness,		
Sr. Notes, 10.5%, 2011	300,000	279,000
IMAX,		
Sr. Notes, 9.625%, 2010	500,000 [a]	537,500
Intrawest,		
Sr. Notes, 7.5%, 2013	2,750,000	2,866,875
Royal Caribbean Cruises:		
Debs., 7.25%, 2018	1,200,000	1,230,000
Debs., 7.5%, 2027	250,000	251,875
Sr. Notes, 6.875%, 2013	500,000	521,875
Sr. Notes, 8%, 2010	1,000,000	1,122,500
Six Flags,		
Sr. Notes, 8.875%, 2010	750,000	775,313
Town Sports International,		
Sr. Notes, 9.625%, 2011	1,400,000	1,452,500
Vail Resorts,		
Sr. Sub. Notes, 6.75%, 2014	500,000 [a]	500,000
		11,883,688
Food & Beverages—4.2%		
Del Monte,		
Sr. Sub. Notes, 8.625%, 2012	975,000	1,082,250
Delhaize America,		
Notes, 9%, 2031	600,000	734,250
Dole Foods:		
Notes, 7.25%, 2010	1,500,000	1,537,500
Sr. Notes, 8.875%, 2011	1,075,000	1,158,313
Ingles Markets,		
Sr. Sub. Notes, 8.875%, 2011	500,000	521,250
Land O Lakes,		
Sr. Notes, 8.75%, 2011	1,900,000	1,657,750
Le-Natures,		
Sr. Sub. Notes, 9%, 2013	1,000,000 [a]	1,047,500
Merisant,		
Sr. Notes, 9.5%, 2013	1,500,000 [a]	1,537,500
Michael Foods,		
Sr. Sub. Notes, 8%, 2013	1,000,000 [a]	1,042,500

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Food & Beverages (continued)		
Pathmark Stores:		
Sr. Sub. Notes, 8.75%, 2012	2,750,000	2,873,750
Sr. Sub. Notes, 8.75%, 2012	500,000 a	522,500
Pinnacle Foods,		
Sr. Sub. Notes, 8.25%, 2013	2,500,000 a	2,631,250
Seminis Vegetable Seeds,		
Sr. Sub. Notes, 10.25%, 2013	500,000 a	537,500
		16,883,813
Gaming−5.2%		
American Casino & Entertainment,		
Sr. Secured Notes, 7.85%, 2012	2,000,000 a	2,010,000
Argosy Gaming:		
Sr. Sub. Notes, 7%, 2014	500,000 a	514,375
Sr. Sub. Notes, 9%, 2011	50,000	56,000
Boyd Gaming,		
Sr. Sub. Notes, 7.75%, 2012	1,000,000	1,080,000
Hard Rock Hotel,		
Notes, 8.875%, 2013	1,750,000	1,890,000
Horseshoe Gaming,		
Sr. Sub. Notes,		
Ser. B, 8.625%, 2009	1,600,000	1,686,000
Inn of the Mountain Gods,		
Sr. Notes, 12%, 2010	1,000,000 a	1,092,500
Isle of Capri Casinos:		
Notes, 8.75%, 2009	800,000	846,000
Sr. Sub. Notes, 7%, 2014	2,950,000 a	2,964,750
Mohegan Tribal Gaming Authority,		
Sr. Sub. Notes, 8%, 2012	700,000	770,000
Penn National Gaming,		
Sr. Sub. Notes, 6.875%, 2011	750,000 a	755,625
Pinnacle Entertainment:		
Sr. Sub. Notes, 8.25%, 2012	3,000,000 a	2,978,460
Sr. Sub. Notes, Ser. B, 9.25%, 2007	2,640,000	2,739,000
Station Casinos,		
Sr. Sub. Notes, 6.875%, 2016	1,500,000 a	1,522,500
		20,905,210
Health Care−6.3%		
Alaris Medical,		
Sr. Sub. Notes, 7.25%, 2011	2,200,000	2,332,000

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Health Care (continued)		
Alliance Imaging,		
Sr. Sub. Notes, 10.375%, 2011	1,500,000	1,518,750
Beverly Enterprises,		
Sr. Notes, 9.625%, 2009	625,000	709,375
Extendicare Health Services:		
Sr. Notes, 9.5%, 2010	250,000	278,750
Sr. Sub. Notes, 9.35%, 2007	2,500,000	2,600,000
Fisher Scientific International,		
Sr. Sub. Notes, 8%, 2013	500,000	551,250
Genesis Healthcare,		
Sr. Sub. Notes, 8%, 2013	2,500,000 [a]	2,675,000
Insight Health Services,		
Sr. Sub. Notes, Ser. B, 9.875%, 2011	1,750,000	1,798,125
Kinetic Concepts,		
Sr. Sub. Notes, 7.375%, 2013	1,250,000 [a]	1,331,250
MedEx,		
Sr. Sub. Notes, 8.875%, 2013	2,250,000 [a]	2,441,250
Medquest,		
Notes, Ser. B, 11.875%, 2012	500,000	570,000
NeighborCare,		
Sr. Sub. Notes, 6.875%, 2013	1,000,000 [a]	1,045,000
Province Healthcare,		
Sr. Sub. Notes, 7.5%, 2013	2,400,000	2,490,000
Psychiatric Solutions,		
Sr. Sub. Notes, 10.625%, 2013	500,000	567,500
Select Medical,		
Sr. Sub. Notes, 7.5%, 2013	2,000,000	2,180,000
Sybron Dental Specialties,		
Sr. Sub. Notes, 8.125%, 2012	250,000	276,250
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	2,000,000 [a]	2,080,000
		25,444,500
Home Building−.3%		
K. Hovnanian Enterprises,		
Sr. Sub. Notes, 7.75%, 2013	1,000,000	**1,065,000**
Industrial−1.2%		
Blount,		
Sr. Sub. Notes, 13%, 2009	1,250,000	1,356,250
Great Lakes Dredge & Dock,		
Sr. Sub. Notes, 7.75%, 2013	1,000,000 [a]	1,050,000

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Industrial (continued)		
Sensus Metering Systems,		
Sr. Sub. Notes, 8.625%, 2013	1,500,000 a	1,531,875
Terex,		
Sr. Sub. Notes, 7.375%, 2014	600,000 a	636,000
Trimas,		
Notes, 9.875%, 2012	250,000	271,250
		4,845,375
Leasing—1.6%		
Mobile Mini,		
Sr. Notes, 9.5%, 2013	1,750,000	1,938,125
United Rentals:		
Sr. Sub. Notes, 7%, 2014	2,000,000 a	1,920,000
Sr. Sub. Notes, 7.75%, 2013	1,500,000 a	1,496,250
Williams Scotsman,		
Sr. Notes, 9.875%, 2007	1,250,000	1,234,375
		6,588,750
Lodging/Hotels—1.3%		
Gaylord Entertainment,		
Sr. Notes, 8%, 2013	3,000,000 a	3,191,250
Host Marriott,		
Sr. Notes, 7.125%, 2013	2,000,000	2,075,000
		5,266,250
Mining/Metals—.5%		
Arch Western Finance,		
Sr. Notes, 6.75%, 2013	750,000 a	795,000
Massey Energy,		
Sr. Notes, 6.625%, 2010	1,000,000 a	1,035,000
		1,830,000
Oil & Gas—3.3%		
Chesapeake Energy,		
Sr. Notes, 7.75%, 2015	500,000	548,750
Citgo Petroleum,		
Sr. Notes, 11.375%, 2011	750,000	896,250
Comstock Resources,		
Sr. Notes, 6.875%, 2012	1,000,000	1,016,250
Continental Resources,		
Sr. Sub. Notes, 10.25%, 2008	400,000	414,000
Denbury Resources,		
Notes, 7.5%, 2013	1,150,000	1,213,250

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Oil & Gas (continued)		
El Paso Production,		
Sr. Notes, 7.75%, 2013	500,000	472,500
Exco Resources,		
Sr. Notes, 7.25%, 2011	1,000,000 [a]	1,032,500
GulfMark Offshore,		
Sr. Sub. Notes, 8.75%, 2008	1,650,000	1,703,625
Houston Exploration,		
Sr. Sub. Notes, 7%, 2013	1,000,000	1,055,000
Plains E&P,		
Sr. Sub. Notes, Ser. B, 8.75%, 2012	250,000	280,625
Premcor Refining,		
Sr. Sub. Notes, 7.75%, 2012	1,500,000	1,635,000
Tom Brown,		
Units, 7.25%, 2013	1,000,000	1,077,500
Transmontaigne,		
Sr. Sub. Notes, 9.125%, 2010	1,750,000 [a]	1,881,250
		13,226,500
Packaging/Consumer−4.4%		
AEP Industries,		
Sr. Sub. Notes, 9.875%, 2007	1,500,000	1,552,500
Crown Cork & Seal:		
Debs., 7.375%, 2026	1,600,000	1,480,000
Debs., 8%, 2023	750,000	720,000
Graham Packaging/Capital,		
Sr. Sub. Notes, Ser. B, 8.75%, 2008	2,700,000	2,740,500
Graphic Packaging International:		
Sr. Notes, 8.5%, 2011	1,050,000	1,162,875
Sr. Sub. Notes, 9.5%, 2013	1,250,000	1,412,500
Owens-Brockway Glass Container,		
Sr. Notes, 8.25%, 2013	3,750,000	3,965,625
Portola Packaging,		
Sr. Notes, 8.25%, 2012	500,000 [a]	517,500
Solo Cup,		
Sr. Sub. Notes, 8.5%, 2014	2,500,000 [a]	2,628,125
Tekni-Plex,		
Sr. Secured Notes, 8.75%, 2013	1,250,000 [a]	1,309,375
U.S. Can,		
Sr. Secured Notes, 10.875%, 2010	250,000	263,750
		17,752,750

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Paper−4.0%		
Abitibi-Consolidated:		
Debs., 7.5%, 2028	2,000,000	1,917,326
Notes, 6%, 2013	500,000	480,882
Ainsworth Lumber,		
Sr. Notes, 6.75%, 2014	1,000,000 [a]	1,004,006
Boise Cascade,		
Sr. Notes, 7%, 2013	1,000,000	1,056,721
Caraustar Industries,		
Sr. Sub. Notes, 9.875%, 2011	1,900,000	1,966,500
Four M,		
Sr. Secured Notes, Ser. B, 12%, 2006	500,000	502,500
Georgia-Pacific:		
Bonds, 7.25%, 2028	500,000	476,250
Debs., 8.25%, 2023	200,000	202,000
Sr. Notes, 8%, 2014	1,000,000	1,087,500
Sr. Notes, 8%, 2024	1,500,000 [a]	1,533,750
Jefferson Smurfit,		
Sr. Notes, 7.5%, 2013	2,000,000	2,100,000
MDP Acquisitions,		
Sr. Notes, 9.625%, 2012	1,400,000	1,582,000
Smurfit Capital Funding,		
Debs., 7.5%, 2025	500,000	510,000
Stone Container,		
Sr. Notes, 8.375%, 2012	1,500,000	1,636,875
		16,056,310
Publishing−5.9%		
Advanstar Communications:		
Secured Notes, 10.75%, 2010	100,000	109,750
Sr. Sub. Notes, Ser. B, 12%, 2011	900,000	965,250
Affinity,		
Sr. Sub. Notes, 9%, 2012	700,000 [a]	724,500
American Color Graphics,		
Sr. Secured Notes, 10%, 2010	1,800,000	1,611,000
American Media Operation,		
Notes, 8.875%, 2011	400,000	416,000
CBD Media/Finance,		
Sr. Sub. Notes, 8.625%, 2011	2,000,000	2,200,000
Canwest Media,		
Sr. Notes, Ser. B, 7.625%, 2013	1,000,000	1,095,000

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Publishing (continued)		
Dex Media,		
Notes, 8%, 2013	2,000,000 [a]	2,010,000
Dex Media West/Finance,		
Sr. Sub. Notes, 9.875%, 2013	500,000 [a]	563,750
Houghton Mifflin,		
Sr. Sub. Notes, 9.875%, 2013	800,000	880,000
Liberty Group Operating,		
Sr. Sub. Notes, 9.375%, 2008	3,000,000	3,075,000
Mail-Well I:		
Sr. Notes, 9.625%, 2012	750,000	832,500
Sr. Sub. Notes, 7.875%, 2013	1,500,000 [a]	1,455,000
Moore North American Finance,		
Sr. Notes, 7.875%, 2011	750,000	858,750
Morris Publishing,		
Sr. Sub. Notes, 7%, 2013	500,000 [a]	513,125
PRIMEDIA:		
Sr. Notes, 8%, 2013	1,000,000 [a]	1,010,000
Sr. Notes, 8.875%, 2011	1,100,000	1,141,250
Quebecor Media,		
Sr. Discount Notes, 0/13.75%, 2011	1,250,000 [b]	1,125,000
Vertis:		
Sr. Notes, Ser. B, 10.875%, 2009	500,000	510,000
Sr. Secured Notes, 9.75%, 2009	1,000,000	1,070,000
Von Hoffmann:		
Sr. Notes, 10.25%, 2009	820,000	863,050
Sr. Notes, 10.25%, 2009	50,000 [a]	52,625
Yell Finance,		
Sr. Discount Notes, 0/13.5%, 2011	650,000 [b]	607,750
		23,689,300
Real Estate Investment Trusts–.9%		
Felcor Lodging,		
Sr. Notes, 9%, 2011	250,000	265,000
Felcor Suites,		
Sr. Notes, 7.375%, 2004	1,000,000	1,020,000
HMH Properties,		
Sr. Secured Notes, Ser. B, 7.875%, 2008	1,000,000	1,040,000
La Quinta Properties,		
Sr. Notes, 8.875%, 2011	200,000	224,750
Meristar Hospitality,		
Sr. Notes, 9.125%, 2011	850,000	884,000
		3,433,750

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Restaurants−1.1%		
Buffets,		
Sr. Sub. Notes, 11.25%, 2010	1,800,000	1,953,000
CKE Restaurants,		
Sr. Sub. Notes, 9.125%, 2009	500,000	522,500
Dominos,		
Sr. Sub. Notes, 8.25%, 2011	2,000,000	2,160,000
		4,635,500
Retail−4.8%		
CSK Auto,		
Sr. Notes, 7%, 2014	2,000,000 a	2,010,000
Couche-Tard U.S./Finance,		
Sr. Sub. Notes, 7.5%, 2013	750,000 a	806,250
General Nutrition Center,		
Sr. Sub. Notes, 8.5%, 2010	2,000,000 a	2,092,500
Jo-Ann Stores,		
Sr. Sub. Notes, 7.5%, 2012	1,250,000 a	1,264,063
Pantry:		
Sr. Sub. Notes, 7.75%, 2014	2,000,000 a	2,040,000
Sr. Sub. Notes, 10.25%, 2007	2,500,000	2,597,925
Petro Stopping Centers/Financial,		
Sr. Secured Notes, 9%, 2012	1,500,000 a	1,575,000
Rent-A-Center,		
Sr. Sub. Notes, Ser. B, 7.5%, 2010	1,750,000	1,846,250
Rite Aid:		
Debs., 7.7%, 2027	1,750,000	1,662,500
Sr. Secured Notes, 8.125%, 2010	1,250,000	1,350,000
Saks:		
Sr. Sub. Notes, 7.375%, 2019	2,000,000	2,040,000
Sr. Sub. Notes, 7.5%, 2010	150,000	164,625
		19,449,113
Services−4.4%		
Alderwoods,		
Sr. Notes, 12.25%, 2009	3,050,000	3,404,562
Coinmach,		
Sr. Notes, 9%, 2010	450,000	482,625
Corrections Corporation of America:		
Sr. Notes, 7.5%, 2011	1,500,000	1,586,250
Sr. Notes, 7.5%, 2011	800,000 a	846,000
Iron Mountain:		
Sr. Sub. Notes, 6.625%, 2016	3,000,000	2,925,000
Sr. Sub. Notes, 7.75%, 2015	400,000	424,000

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Services (continued)		
JohnsonDiversey,		
Sr. Discount Notes, 0/10.67%, 2013	1,500,000 [b]	1,162,500
LodgeNet Entertainment,		
Sr. Sub. Debs., 9.5%, 2013	1,800,000	2,020,500
Monitronics International,		
Sr. Sub. Notes, 11.75%, 2010	1,000,000 [a]	1,055,000
Nebraska Book,		
Sr. Sub. Notes, 8.625%, 2012	1,000,000 [a]	1,000,000
Wackenhut Corrections,		
Sr. Notes, 8.25%, 2013	1,750,000 [a]	1,876,875
Wesco Distribution,		
Sr. Sub. Notes, Ser. B, 9.125%, 2008	1,000,000	1,035,000
		17,818,312
Technology—3.4%		
Activant Solutions,		
Sr. Notes, 10.5%, 2011	1,250,000	1,331,250
Amkor Technologies,		
Sr. Notes, 7.75%, 2013	2,000,000	2,100,000
Eastman Kodak,		
Sr. Notes, 7.25%, 2013	1,500,000	1,640,105
Flextronics International,		
Sr. Sub. Notes, 6.5%, 2013	1,400,000	1,457,750
Lucent Technologies:		
Debs., 6.45%, 2029	2,000,000	1,645,000
Notes, 5.5%, 2008	500,000	483,750
New ASAT Finance,		
Sr. Notes, 9.25%, 2011	1,500,000 [a]	1,608,750
Stratus Technologies,		
Sr. Notes, 10.375%, 2008	750,000 [a]	793,125
Xerox,		
Sr. Notes, 7.625%, 2013	1,000,000	1,070,000
Xerox Capital Trust I,		
Notes, 8%, 2027	1,500,000	1,477,500
		13,607,230
Telecommunications—7.2%		
Alamosa Delaware,		
Sr. Notes, 8.5%, 2012	500,000 [a]	480,000
American Cellular,		
Sr. Notes, Ser. B, 10%, 2011	750,000	757,500

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Telecommunications (continued)		
American Tower,		
Sr. Notes, 9.375%, 2009	3,500,000	3,727,500
Centennial Cell Communications,		
Sr. Notes, 10.125%, 2013	500,000	527,500
Cincinnati Bell:		
Sr. Notes, 7.25%, 2013	3,500,000	3,622,500
Sr. Sub. Notes, 8.375%, 2014	500,000	528,750
Crown Castle International,		
Sr. Notes, 7.5%, 2013	500,000 ª	503,750
Dobson Communications,		
Sr. Notes, 8.875%, 2013	450,000	389,250
Eircom Funding,		
Sr. Sub. Notes, 8.25%, 2013	1,500,000	1,672,500
Level Three Financing,		
Sr. Notes, 10.75%, 2011	2,000,000 ª	2,020,000
Nextel Communications,		
Sr. Notes, 7.375%, 2015	3,600,000	3,897,000
Nextel Partners,		
Sr. Notes, 8.125%, 2011	2,500,000	2,650,000
Qwest Capital Funding:		
Notes, 7%, 2009	2,000,000	1,810,000
Notes, 7.25%, 2011	1,500,000	1,350,000
Qwest Communications International,		
Sr. Notes, 7.5%, 2014	1,000,000 ª	950,000
Rural Cellular,		
Sr. Sub. Notes, 9.75%, 2010	750,000	712,500
SBA Communications,		
Sr. Notes, 10.25%, 2009	1,000,000	1,007,500
Spectrasite,		
Sr. Notes, 8.25%, 2010	1,000,000	1,057,500
Triton PCS,		
Sr. Sub. Notes, 8.75%, 2011	500,000	502,500
Western Wireless,		
Sr. Notes, 9.25%, 2013	500,000	527,500
		28,693,750
Textiles/Apparel—.7%		
Oxford Industries,		
Sr. Notes, 8.875%, 2011	750,000 ª	802,500

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Textiles/Apparel (continued)		
Perry Ellis International,		
Sr. Sub. Notes, 8.875%, 2013	500,000 [a]	525,000
Phillips Van-Heusen,		
Sr. Notes, 8.125%, 2013	1,500,000	1,590,000
		2,917,500
Transportation−.2%		
Allied,		
Sr. Notes, Ser. B, 8.625%, 2007	750,000	**732,188**
Utilities−4.9%		
Allegheny Energy Supply:		
Bonds, 8.75%, 2012	500,000 [a]	497,500
Notes, 7.8%, 2011	1,000,000	975,000
Coastal,		
Notes, 7.75%, 2010	3,000,000	2,640,000
Dynegy,		
Sr. Notes, 6.875%, 2011	2,500,000	2,193,750
Edison Mission Energy,		
Sr. Notes, 7.73%, 2009	1,750,000	1,688,750
El Paso:		
Medium-Term Notes, 7.8%, 2031	1,500,000	1,215,000
Sr. Notes, 7.875%, 2012	1,000,000	910,000
NRG Energy,		
Sr. Secured Notes, 8%, 2013	500,000 [a]	518,750
Semco Energy,		
Sr. Notes, 7.75%, 2013	1,000,000	1,065,000
Southern Natural Gas,		
Notes, 7.35%, 2031	750,000	731,250
Southern Star Cent,		
Sr. Secured Notes, 8.5%, 2010	750,000	825,000
Tennessee Gas Pipeline:		
Debs., 7%, 2028	500,000	470,000
Debs., 7.5%, 2017	2,000,000	2,080,000
Williams Cos.:		
Debs., Ser. A, 7.5%, 2031	1,000,000	975,000
Notes, 7.625%, 2019	2,500,000	2,550,000
Sr. Notes, 7.75%, 2031	250,000	248,750
		19,583,750
Total Bonds and Notes		
(cost $361,049,204)		**373,812,613**

Preferred Stocks—1.8%	Shares	Value ($)
Broadcasting—.4%		
Emmis Communications,		
Ser. A, Cum. Conv., $3.125	20,000	987,500
Sinclair Broadcast,		
Ser. D, Conv. $3.00	17,000	790,500
		1,778,000
Leasing—.0%		
United Rentals Trust I,		
Conv., $3.25	4,245	**185,188**
Paper—.3%		
Smurfit-Stone Container,		
Ser. A, Cum. Conv., $1.75	40,000	**985,000**
Telecommunications—.5%		
Crown Castle International,		
Cum. Conv., $3.125	44,000	**2,018,500**
Utilities—.6%		
Calpine Capital Trust:		
Conv. $2.875	30,000	1,473,750
Cum. Conv., $2.75	20,000	965,000
		2,438,750
Total Preferred Stocks		
(cost $6,865,192)		**7,405,438**

Other Investments—5.5%		
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	7,317,000 c	7,317,000
Dreyfus Institutional Cash Advantage Plus Fund	7,317,000 c	7,317,000
Dreyfus Institutional Preferred Plus Money Market Fund	7,317,000 c	7,317,000
Total Other Investments		
(cost $21,951,000)		**21,951,000**

Total Investments (cost $389,865,396)	**100.5%**	**403,169,051**
Liabilities, Less Cash and Receivables	**(.5%)**	**(2,134,461)**
Net Assets	**100.0%**	**401,034,590**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2004, these securities amounted to $106,915,654 or 26.7% of net assets.

b Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

c Investments in affiliated money market mutual funds.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	367,914,396	381,218,051
Affiliated issuers	21,951,000	21,951,000
Cash		4,065,083
Dividends and interest receivable		6,750,921
Receivable for shares of Common Stock subscribed		2,375,232
Receivable for investment securities sold		718,654
Prepaid expenses		37,355
		417,116,296
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		448,007
Payable for investment securities purchased		15,223,907
Payable for shares of Common Stock redeemed		322,634
Accrued expenses		87,158
		16,081,706
Net Assets ($)		**401,034,590**
Composition of Net Assets ($):		
Paid-in capital		385,256,333
Accumulated undistributed investment income–net		1,642,078
Accumulated net realized gain (loss) on investments		832,524
Accumulated net unrealized appreciation (depreciation) on investments		13,303,655
Net Assets ($)		**401,034,590**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R
Net Assets ($)	194,364,633	64,624,793	138,133,657	3,911,507
Shares Outstanding	13,894,988	4,623,668	9,900,485	279,108
Net Asset Value Per Share ($)	**13.99**	**13.98**	**13.95**	**14.01**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2004 (Unaudited)

Investment Income ($):	
Income:	
Interest	12,649,853
Cash dividends:	
Unaffiliated issuers	108,074
Affiliated issuers	62,441
Total Income	**12,820,368**
Expenses:	
Management fee–Note 3(a)	1,233,012
Distribution fees–Note 3(b)	549,792
Shareholder servicing costs–Note 3(c)	528,568
Registration fees	111,273
Professional fees	45,035
Prospectus and shareholders' reports	24,826
Custodian fees–Note 3(c)	13,561
Directors' fees and expenses–Note 3(d)	12,197
Miscellaneous	13,990
Total Expenses	**2,532,254**
Less–reduction in management fee due to undertaking–Note 3(a)	(47,049)
Net Expenses	**2,485,205**
Investment Income–Net	**10,335,163**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,516,385
Net unrealized appreciation (depreciation) on investments	10,482,919
Net Realized and Unrealized Gain (Loss) on Investments	**11,999,304**
Net Increase in Net Assets Resulting from Operations	**22,334,467**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Operations ($):		
Investment income−net	10,335,163	3,696,450
Net realized gain (loss) on investments	1,516,385	(666,715)
Net unrealized appreciation (depreciation) on investments	10,482,919	2,820,736
Net Increase (Decrease) in Net Assets Resulting from Operations	**22,334,467**	**5,850,471**
Dividends to Shareholders from ($):		
Investment income−net		
Class A shares	(5,084,682)	(1,359,110)
Class B shares	(1,704,140)	(481,034)
Class C shares	(3,077,445)	(708,104)
Class R shares	(94,234)	(3,797)
Total Dividends	**(9,960,501)**	**(2,552,045)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	92,043,125	125,951,139
Class B shares	21,056,350	49,254,903
Class C shares	62,400,158	77,065,981
Class R shares	2,703,055	2,523,615
Dividends reinvested:		
Class A shares	3,331,738	977,748
Class B shares	876,406	251,694
Class C shares	1,273,429	267,757
Class R shares	44,523	3,797
Cost of shares redeemed:		
Class A shares	(24,858,008)	(10,930,411)
Class B shares	(5,022,611)	(4,807,298)
Class C shares	(5,405,693)	(2,120,050)
Class R shares	(966,868)	(552,281)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**147,475,604**	**237,886,594**
Total Increase (Decrease) in Net Assets	**159,849,570**	**241,185,020**
Net Assets ($):		
Beginning of Period	241,185,020	−
End of Period	**401,034,590**	**241,185,020**
Undistributed investment income−net	1,642,078	1,267,416

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	6,644,371	9,537,075
Shares issued for dividends reinvested	242,044	73,770
Shares redeemed	(1,781,753)	(820,519)
Net Increase (Decrease) in Shares Outstanding	**5,104,662**	**8,790,326**
Class B[b]		
Shares sold	1,524,903	3,738,190
Shares issued for dividends reinvested	63,701	19,018
Shares redeemed	(360,569)	(361,575)
Net Increase (Decrease) in Shares Outstanding	**1,228,035**	**3,395,633**
Class C		
Shares sold	4,512,530	5,824,305
Shares issued for dividends reinvested	92,554	20,231
Shares redeemed	(388,806)	(160,329)
Net Increase (Decrease) in Shares Outstanding	**4,216,278**	**5,684,207**
Class R		
Shares sold	191,990	194,102
Shares issued for dividends reinvested	3,218	296
Shares redeemed	(68,736)	(41,762)
Net Increase (Decrease) in Shares Outstanding	**126,472**	**152,636**

[a] *From January 31, 2003 (commencement of operations) to August 31, 2003.*

[b] *During the period ended February 29, 2004, 15,445 Class B shares representing $213,447 were automatically converted to 15,440 Class A shares and during the period ended August 31, 2003, 10,447 Class B shares representing $138,184 were automatically converted to 10,446 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS (Unaudited)

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.39	12.50
Investment Operations:		
Investment income−net[b]	.46	.48
Net realized and unrealized gain (loss) on investments	.60	.70
Total from Investment Operations	1.06	1.18
Distributions:		
Dividends from investment income−net	(.46)	(.29)
Net asset value, end of period	13.99	13.39
Total Return (%)[c,d]	7.92	9.55
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets[e]	1.17	1.25
Ratio of net investment income to average net assets[e]	6.62	6.31
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation[e]	.02	.08
Portfolio Turnover Rate[d]	27.06	21.71
Net Assets, end of period ($ x 1,000)	194,365	117,731

[a] *From January 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.38	12.50
Investment Operations:		
Investment income—net[b]	.42	.44
Net realized and unrealized gain (loss) on investments	.60	.70
Total from Investment Operations	1.02	1.14
Distributions:		
Dividends from investment income—net	(.42)	(.26)
Net asset value, end of period	13.98	13.38
Total Return (%)[c,d]	7.66	9.24
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets[e]	1.68	1.75
Ratio of net investment income to average net assets[e]	6.12	5.77
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation[e]	.02	.13
Portfolio Turnover Rate[d]	27.06	21.71
Net Assets, end of period ($ x 1,000)	64,625	45,444

[a]   *From January 31, 2003 (commencement of operations) to August 31, 2003.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Exclusive of sales charge.*
[d]   *Not annualized.*
[e]   *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.36	12.50
Investment Operations:		
Investment income—net[b]	.40	.43
Net realized and unrealized gain (loss) on investments	.60	.68
Total from Investment Operations	1.00	1.11
Distributions:		
Dividends from investment income—net	(.41)	(.25)
Net asset value, end of period	13.95	13.36
Total Return (%)[c,d]	7.56	9.00
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets[e]	1.94	2.00
Ratio of net investment income to average net assets[e]	5.86	5.64
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation[e]	.03	.11
Portfolio Turnover Rate[d]	27.06	21.71
Net Assets, end of period ($ x 1,000)	138,134	75,962

[a] *From January 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.42	12.50
Investment Operations:		
Investment income—net[b]	.47	.42
Net realized and unrealized gain (loss) on investments	.59	.80
Total from Investment Operations	1.06	1.22
Distributions:		
Dividends from investment income—net	(.47)	(.30)
Net asset value, end of period	14.01	13.42
Total Return (%)[c]	8.03	9.80
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets[d]	.92	1.00
Ratio of net investment income to average net assets[d]	6.88	6.11
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation[d]	.00[e]	.35
Portfolio Turnover Rate[c]	27.06	21.71
Net Assets, end of period ($ x 1,000)	3,912	2,048

[a] From January 31, 2003 (commencement of operations) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
[d] Annualized.
[e] Amount represents less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier High Income Fund (the "fund") is a separate diversified series of Dreyfus Bond Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to maximize total return consistent with capital preservation and prudent risk management. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Shenkman Capital Management, Inc. ("Shenkman") serves as the fund's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C and Class R. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the minimum initial investment and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments, other than U.S. Treasury Bills) are valued each business day by an independent pricing service ("Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund received net earnings credits of $3,026 during the period ended February 29, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

(c) Affiliated issuers: Issuers in which the fund held investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends payable to shareholders are recorded by the fund on the ex-dividend date. The fund declares and pays dividends from investment income-net monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

On February 27, 2004, the Board of Directors declared a cash dividend per share of $.073 for Class A, $.067 for Class B, $.064 for Class C and $.076 for Class R from undistributed investment income-net, payable on March 1, 2004 (ex-dividend date) to shareholders of record as of the close of business on February 27, 2004.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal period ended August 31, 2003 was as follows: ordinary income $2,552,045. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 29, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with Dreyfus, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken from September 1, 2003 through January 1, 2004, to reduce the management fee paid by the fund or assume excess expenses of the fund, to the extent that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, Rule 12b-1 distribution fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $47,049 during the period ended February 29, 2004.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Shenkman, Dreyfus pays Shenkman a fee payable monthly at the annual rate of .30 of 1% of the value of the fund's average daily net assets.

During the period ended February 29, 2004, the Distributor retained $96,931 from commissions earned on sales of the fund's Class A shares, and $52,843 and $27,756 from contingent deferred sales charges on redemptions of the fund's Class B and C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended February 29, 2004, Class B and Class C shares were charged $142,640 and $407,152, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2004, Class A, Class B and Class C shares were charged $200,373, $71,320 and $135,717, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2004, the fund was charged $29,445 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus under a custody agreement for providing custodial services for the fund. During the period ended February 29, 2004, the fund was charged $13,561 pursuant to the custody agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds as shown in the fund's Statement of Investments. Management fees of the underlying money market mutual funds have been waived by Dreyfus. During the period ended February 29, 2004, the fund derived $62,441 in income from these investments, which is included in dividend income in the fund's Statement of Operations.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2004, amounted to $236,305,421 and $84,243,504, respectively.

At February 29, 2004, accumulated net unrealized appreciation on investments was $13,303,655, consisting of $14,962,493 gross unrealized appreciation and $1,658,838 gross unrealized depreciation.

At February 29, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus Premier
High Income Fund
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Shenkman Capital Management, Inc.
461 Fifth Avenue
New York, NY 10017

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

0115SA0204